UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
(Amendment No. 1)

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended                                    Commission File Number:
STUDENT TRANSPORTATION INC.
(Exact name of registrant as specified in its charter)

Ontario	4151	n/a
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
160 Saunders Road, Unit 6
Barrie, Ontario, Canada L4N 9A4
(Address and telephone number of Registrant’s Principal Executive Offices)
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Student Transportation Inc.
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719
(732) 280-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)
Copy to:
Barry L. Fischer, Esq.
Thompson Coburn LLP
55 East Monroe Street
37th Floor
Chicago, Illinois 60603
Telephone: (312) 580-2233
Facsimile: (312) 782-1998
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	Toronto Stock Exchange
Common Shares, no par value	The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form           ☐ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ 82-         No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☑
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☑ No ☐

EXPLANATORY NOTE
The Registrant is filing this Form 40-F/A to the Registrant’s Registration Statement on Form 40-F, dated July 13, 2011 (the “Form 40-F”), for the sole purpose of amending the cover page to add The NASDAQ Stock Market LLC as an exchange in which the Registrant’s securities are registered.
The Registrant has made no other changes to the Form 40-F.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

STUDENT TRANSPORTATION INC.
By:	/s/ Patrick J. Walker
Name: Patrick J. Walker
Title: Executive Vice President and Chief Financial Officer Date: August 12, 2011